Mail Stop 3561

June 8, 2006

BY U.S. Mail and Facsimile [(214) 977 - 6603]

Mr. Robert W. Decherd
  Chairman, President and Chief Executive Officer
BELO CORP.
P.O. Box 655237
Dallas, Texas 75265-5237

> **Re:**   **Belo Corp.**
> **Supplemental response letter dated May 21, 2006 regarding the**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-08598**

Dear Mr. Decherd:

We have reviewed your supplemental response letter to us dated May 21, 2006 in response to our letter of comment dated May 1, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year Ended December 31, 2005)

Financial Statements

Note 17. Segment Information, page 64

1.   We have reviewed your response to prior comment 5 and the supplemental information you have furnished. Based upon our review, we have several remaining concerns with regard to your presentation of your segment information and your definition of your reporting units. Specifically, we note that your periodic reports have been restated to reflect the integration of your interactive media business and web sites into their legacy operating companies as anticipated. However, it appears that you continue to separately plan for, report and track the operating results of your cable channels internally, although you have combined them for reporting purposes. When financial information of this kind is regularly included in periodic reports viewed by the chief operating decision maker, our presumption is that he regularly reviews this information. As it does not appear that the regional cable news channels have characteristics so similar to the other broadcast network-affiliated or independent stations that they can be expected to have essentially the same future prospects, we believe that aggregation of these operations is not appropriate. Instead, we believe that the cable operations should continue to be separately reported in the manner contemplated under paragraphs 18 and 19 of SFAS 131.

2.   As a related matter, we do not dispute your conclusion that the similarity of the economic characteristics of your segments should be evaluated based upon future prospects and not necessarily on the current indicators. However, from the information presented on page 7 of your report, one of your television stations appears to have performed differently from the others in all periods presented. Accordingly, please tell us more about the historical performance of that station and further explain your conclusion that it is expected to have long-term average gross margins and sales trends similar to the other stations. We believe that, if long-term profitability and future prospects differ significantly for that station, a separate presentation would be of value to the reader. Please advise, supplementally and in detail.

3.   Finally, please also refer to your discussion of reporting units on page 50. As misidentification of reporting units can lead to inappropriate calculations of goodwill impairment charges, please tell us more about your decision to revise the reporting units of your television group in 2005. We understand, from your response, that your definition of a market area is "a group of counties in the United States that are covered by a specific group of television stations." Please explain, supplementally and in detail, how this definition differs from the use of clusters of "television markets in a geographical area." Explain the relative impact of this change upon your assessment of goodwill. For example, please tell us whether the new methodology results in a greater number of reporting units and under which method wider geographic areas are combined. Tell us whether your conclusions regarding goodwill impairment would have differed had you

not revised your reporting units and/or had you evaluated your cable news channels independently from your other television operations.

4. Explain how your current definition of reporting units complies with the guidance in EITF Topic D-101, particularly with respect to the sections captioned "Similar Economic Characteristics" and "Additional Observations."

FORM 10-Q (Quarter Ended March 31, 2006)

Results of Operations

Newspaper Group, page 13

5. Based upon your disclosures, here and in your most recent Form 10-K, the change in distribution methods at The Dallas Morning News appears to have increased revenues but decreased profitability as the resulting increase in costs has exceeded the increase in revenues. If true, this matter should be addressed in your discussions. Your disclosures should indicate whether you expect this development to be temporary in nature or to persist.

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You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief